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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                         Convergent Communications, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   211914-40-3
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                                 (CUSIP Number)


                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 4, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 13 Pages

                                  SCHEDULE 13D
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CUSIP No. 211914-40-3                                         Page 2 of 13 Pages
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Advisors III, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                        (b)  |_|

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    3


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    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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    NUMBER OF SHARES          7       SOLE VOTING POWER

 BENEFICIALLY OWNED BY        --------------------------------------------------
                              8       SHARED VOTING POWER
     EACH REPORTING                   13,138,461** (See Items 4 and 5.)

         PERSON               --------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
          WITH
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      13,138,461** (See Items 4 and 5.)
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,138,461** (See Items 4 and 5.)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.23% (See Items 4 and 5.)
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   14      TYPE OF REPORTING PERSON*

           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
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CUSIP No. 211914-40-3                                         Page 3 of 13 Pages
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** Pursuant to the Securities Purchase Agreement, dated as of April 4, 2000, among Convergent Communications, Inc., TPG Convergent I, L.L.C. ("TPG"), Sandler Capital Partners IV, L.P., and Sandler Capital Partners V, L.P., whereby TPG is acquiring 150,000 shares of Series B Senior Cumulative Convertible Preferred Stock (currently convertible into 11,538,461 shares of Common Stock) and warrants currently exercisable for 1,600,000 shares of Common Stock.

                                  SCHEDULE 13D
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CUSIP No. 211914-40-3                                         Page 4 of 13 Pages
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           T3 Advisors, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                        (b)  |_|
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    3

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    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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    NUMBER OF SHARES          7       SOLE VOTING POWER

 BENEFICIALLY OWNED BY        --------------------------------------------------
                              8       SHARED VOTING POWER
     EACH REPORTING                   13,138,461** (See Items 4 and 5.)

         PERSON               --------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
          WITH
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      13,138,461** (See Items 4 and 5.)
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,138,461** (See Items 4 and 5.)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.23% (See Items 4 and 5.)
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   14      TYPE OF REPORTING PERSON*

           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
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CUSIP No. 211914-40-3                                         Page 5 of 13 Pages
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** Pursuant to the Securities Purchase Agreement, dated as of April 4, 2000, among Convergent Communications, Inc., TPG Convergent I, L.L.C. ("TPG"), Sandler Capital Partners IV, L.P., and Sandler Capital Partners V, L.P., whereby TPG is acquiring 150,000 shares of Series B Senior Cumulative Convertible Preferred Stock (currently convertible into 11,538,461 shares of Common Stock) and warrants currently exercisable for 1,600,000 shares of Common Stock.

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, no par value ("Common Stock"), of Convergent Communications, Inc., a Colorado corporation (the "Company"), whose principal executive offices are located at 400 Inverness Drive South, Suite 400, Englewood, CO 80112.


Item 2.           Identity and Background.

                  This statement is filed by TPG Advisors III, Inc. ("TPG Advisors III") and T3 Advisors, Inc. ("T3 Advisors"). The address of the principal business and office of each of TPG Advisors and T3 Advisors is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

                  TPG Advisors III is a Delaware corporation, the principal business of which is to serve as the general partner of TPG GenPar III, L.P., a Delaware limited partnership ("TPG GenPar III"). The principal business of TPG GenPar III is to serve as the general partner of each of TPG Partners III, L.P., a Delaware limited partnership ("TPG Partners III"), TPG Parallel III, L.P., a Delaware limited partnership ("TPG Parallel III"), TPG Investors III, L.P., a Delaware limited partnership ("TPG Investors III"), TPG Dutch Parallel III, C.V., a Netherlands limited partnership ("TPG Dutch III"), FOF Partners III, L.P., a Delaware limited partnership ("FOF Partners III"), FOF Partners III-B, L.P., a Delaware limited partnership ("FOF Partners III-B") and other related entities engaged in making investments in securities of public and private corporations.

                  T3 Advisors is a Delaware corporation, the principal business of which is to serve as the general partner of T3 GenPar, L.P., a Delaware limited partnership ("T3 GenPar"). The principal business of T3 GenPar is to serve as the general partner of each of T3 Partners, L.P., a Delaware limited partnership ("T3 Partners"), T3 Parallel, L.P., a Delaware limited partnership ("T3 Parallel"), T3 Investors, L.P., a Delaware limited partnership ("T3 Investors"), T3 Dutch Parallel, C.V., a Netherlands limited partnership ("T3 Dutch") and other related entities engaged in making investments in securities of public and private corporations in the telecommunications and technology industries.

                  The executive officers and directors of each of TPG Advisors III and T3 Advisors are David Bonderman (director and President), James Coulter (director and Executive Vice President), William Price (director and Executive Vice President), Richard Schifter (Vice President), James O'Brien (Vice President and Treasurer), Richard Ekleberry (Vice President and Secretary), Thomas Reinhart (Vice President), Jeffrey Shaw (Vice President), Jonathan Coslet (Vice President), Linda Rogenski (Assistant Secretary) and S. Michelle Reese (Assistant Secretary), each of whom is a natural person. No other persons control TPG Partners III, TPG Parallel III, TPG Investors III, TPG Dutch III, FOF Partners III, FOF Partners III-B, TPG GenPar III, TPG Advisors III, T3 Partners, T3 Parallel, T3 Investors, T3 Dutch, T3 GenPar or T3 Advisors.

                  David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Bonderman is a citizen of the United States.

                  James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Executive Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Coulter is a citizen of the United States.

                  William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Executive Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Price is a citizen of the United States.

                  Richard Schifter has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Schifter is a citizen of the United States.

                  James O'Brien has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of TPG Advisors III, T3 Advisors and affiliated entities. Mr. O'Brien is a citizen of the United States.

                  Richard Ekleberry has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President and Secretary of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Ekleberry is a citizen of the United States.

                  Thomas Reinhart has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Reinhart's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Reinhart is a citizen of the United States.

                  Jeffrey Shaw has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Shaw's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Shaw is a citizen of the United States.

                  Jonathan Coslet has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Coslet's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Coslet is a citizen of the United States.

                  Linda Rogenski has her business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Ms. Rogenski's principal occupation is as an Assistant Secretary of TPG Advisors III, T3 Advisors and affiliated entities. Ms. Rogenski is a citizen of the United States.

                  S. Michelle Reese has her business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Ms. Reese's principal occupation is as an Assistant Secretary of TPG Advisors III, T3 Advisors and affiliated entities. Ms. Reese is a citizen of the United States.

                  During the last five years, neither of TPG Advisors III or T3 Advisors, and to the best knowledge of TPG Advisors III and T3 Advisors, respectively, none of TPG GenPar III, T3 GenPar, or the executive officers or directors of TPG Advisors III or T3 Advisors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of TPG Advisors III or T3 Advisors, and to the best knowledge of TPG Advisors III and T3 Advisors, respectively, none of TPG GenPar III, T3 GenPar or such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  As more fully described under Item 4 below, TPG (as defined below), among other parties, has entered into the Securities Purchase Agreement (as defined below), pursuant to which TPG has agreed to purchase the Securities (as defined below) for aggregate consideration of $150,000,000 in cash. It is currently anticipated that the funds required for the purchase of the Securities by TPG will be obtained from general funds available to TPG and its affiliates.


Item 4.           Purpose of Transaction.
                  Securities Purchase Agreement.

                  On April 4, 2000, TPG Convergent I, L.L.C., a Delaware limited liability company ("TPG"), Sandler Capital Partners IV, L.P., and Sandler Capital Partners V, L.P., (collectively, the "Investors") and the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), providing for, among other things, the purchase by TPG of (i) 150,000 shares of the Company's Series B Senior Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), (ii) warrants expiring five years from the Closing Date (as defined in the Securities Purchase Agreement) to purchase 600,000 shares of Common Stock with an exercise price of $20.00 per share (the "Series A Warrants") and (iii) warrants expiring five years from the Closing Date to purchase 1,000,000 shares of Common Stock with an exercise price of $25.00 per share (the "Series B Warrants"). The Series B Preferred Stock, the Series A Warrants and the Series B Warrants, taken together, are referred to herein as the "Securities." The aggregate purchase price to be paid for the Securities by TPG pursuant to the Securities Purchase Agreement is $150,000,000 in cash.

                  The obligations of TPG to purchase the Securities pursuant to the Securities Purchase Agreement are subject to the satisfaction and waiver of certain conditions, including, among other things, the receipt of applicable regulatory approvals and the non-occurrence of a Material Adverse Change (as defined in the Securities Purchase Agreement).

                  The Securities Purchase Agreement may be terminated by either TPG or the Company if: the closing of the purchase and sale of the Preferred Stock has not occurred on or before May 31, 2000; any governmental entity has issued a judgment, injunction, order or decree or taken other action enjoining the transactions contemplated by the Securities Purchase Agreement; or TPG and the Company mutually agree in writing. In addition, TPG may terminate the Securities Purchase Agreement if the Company solicits, negotiates or enters into any agreement resulting in any person other than TPG beneficially owning 25% or more of any class of equity securities of the Company. In certain circumstances, TPG will be entitled to receive from the Company a termination fee in the amount of $4,500,000 in the event that the Company consummates a sale or investment transaction following a termination of the Securities Purchase Agreement.

                  Series B Preferred Stock.

                  The Series B Preferred Stock will have a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends at a rate of 8.00% per annum. The Series B Preferred Stock will be mandatorily redeemable by the Company at a price equal to the greater of
(i) its liquidation preference plus accrued and unpaid dividends and (ii) 60% of the market value of the shares of Common Stock into which it is convertible, in each case on the tenth anniversary of its original issuance. The Company also will have the option to redeem shares of Series B Preferred Stock after the fifth anniversary of its original issuance at a price equal to the greater of
(i) its liquidation preference plus accrued and unpaid dividends and (ii) the market value of the shares of Common Stock into which it is convertible, in each case at the time of redemption, plus a "make whole premium" designed to compensate holders for the loss of such holders' dividend income as a result of the redemption. In addition, the Series B Preferred Stock will be convertible into Common Stock at the option of the holders at any time at a conversion price of $13.00 per share of Common Stock.

                  The Series B Preferred Stock will entitle the holders thereof to vote together with holders of Common Stock (and any holders of shares of Series A Preferred Stock), as a single class, as if it had been converted to Common Stock. Accordingly, the holders of Series B Preferred Stock will initially have 11,538,461 votes, representing the number of shares of Common Stock into which the Series B Preferred Stock will be initially convertible.

                  The Articles of Amendment to the Company's Amended and Restated Articles of Incorporation setting forth the terms of the Series B Preferred Stock (the "Articles") also contain covenants which restrict the ability of the Company to take certain significant actions without the consent of a majority of the holders of the Series B Preferred Stock including: altering its by-laws, the Articles, or other instrument establishing and designating any of the capital stock of the Company; creating any new class or series of capital stock, issuing or selling any shares of capital stock, or recapitalizing the Series B Preferred Stock; any sale, merger or reorganization of the Company unless the Investors would receive in the transaction the greater of twice the Liquidation Price (as defined in the Articles) or a 30% internal rate of return on their original investment in the Series B Preferred Stock; appoint or terminate the CEO or any other member of the senior management of the Company; or alter the number of directors comprising the Board. These restrictive covenants will terminate at such time as TPG and their affiliates beneficially own less than 40% of the Originally Issued Shares (as defined in the Articles).

                  Upon a Change of Control (as defined in the Articles), the holders of the Series B Preferred Stock may require the Company to redeem their shares at a per share price equal to 101% of the Stated Value (as defined in the Securities Purchase Agreement) of the Series B Preferred Stock plus the aggregate amount of all other accumulated and unpaid dividends on such share.

                  Warrant Agreement.

                  In connection with the purchase of the Securities under the Securities Purchase Agreement, the Investors and the Company will enter into a Warrant Agreement (the "Warrant Agreement"), which will provide that the Series A Warrants are exercisable for 600,000 shares of Common Stock at an exercise price of $20.00 per share, and the Series B Warrants are exercisable for 1,000,000 shares of Common Stock at an exercise price of $25.00 per share. The exercise price is payable in cash or securities of the Company, including additional Series A Warrants or Series B Warrants. The Series A Warrants and the Series B Warrants will become fully exercisable upon the Closing Date and remain valid until their expiration date, five years after the Closing Date.

                  Investor Rights Agreement.

                  At the closing of the purchase of the Securities under the Securities Purchase Agreement, the Investors and the Company will enter into an Investor Rights Agreement (the "Investor Rights Agreement") which will provide for certain transfer restrictions, demand, piggyback, and Form S-3 registration rights and rights of first offer.

                  In addition, the Investor Rights Agreement will provide that, for so long as TPG is the beneficial owner of at least 40% of the Originally Issued Shares (as defined in the Investor Rights Agreement), the Company will cause its Board of Directors (the "Board") to consist of seven members, and will cause two individuals designated by TPG (the "Designated Nominees") to be elected as directors of the Company ("Series B Directors"), along with one independent director acceptable to TPG. At each annual meeting of the Company's shareholders following the issuance of the Series B Preferred Stock, each of the Company and the Investors is required to use its best efforts, subject to the fiduciary duties of the Board, to cause the election of the Designated Nominees then up for election. In addition, at least one-third of the members of each committee of the Board shall be comprised of Series B Directors. The rights of TPG to select Designated Nominees are not assignable to persons other than affiliates of TPG. If at any time TPG is eligible to have two Series B Directors and the Board shall not include two such designees of TPG, the number of directors constituting the Board shall be increased by three, and the holders of the Series B Preferred Stock shall have, in addition to their other voting rights, the exclusive right, voting as a separate class, to elect three directors of the Company.

                  In addition, pursuant to the Investor Rights Agreement, for so long as TPG beneficially owns 40% or more of the Originally Issued Shares, if the Company fails to comply with any material provision of its annual budget or any budget, restrictive or financial covenant in any credit agreement of the Company with respect to indebtedness in excess of $5,000,000, the Board shall establish and maintain an Operating Committee (as defined in the Investor Rights Agreement), consisting of five members, two of whom shall be Series B Directors and one of whom shall be a representative of Sandler Capital Partners IV, L.P. The Operating Committee will be authorized and empowered to implement business plans and budgets of the Company.

                  General.

                  The provisions of the Securities Purchase Agreement and the forms of the Warrant Agreement and Investor Rights Agreement are set forth in
Exhibit 1 to this Schedule, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

                  Subject to the restrictions described above, TPG may, from time to time, subject to developments with respect to the Company and market conditions, consider and determine to effect the purchase or sale of shares of Series B Preferred Stock or other securities of the Company.

                  Except as set forth herein, none of TPG, TPG Advisors III or T3 Advisors have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

                  (a), (b) As of the date hereof, none of TPG, TPG Advisors III or T3 Advisors holds of record any shares of common stock or other securities of the Company. However, by virtue of the execution of the Securities Purchase Agreement, TPG Advisors III, as the general partner of the general partner of TPG Partners III and of the sole member of TPG Convergent I LLC, and T3 Advisors III, as the general partner of the general partner of T3 Partners, may be deemed to own beneficially up to 13,138,461 shares of Common Stock, representing in the aggregate 31.23% of the outstanding shares of common stock of the Company (based on the number of shares of common stock represented by the Company to be outstanding as of April 4, 2000).

                  (c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by TPG Advisors III or T3 Advisors or to the best of their knowledge, any of the individuals identified in Item 2.

                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this statement, to the best knowledge of TPG Advisors III and T3 Advisors, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


Item 7.           Material to be Filed as Exhibits

Exhibit1 Securities Purchase Agreement, dated as of April 4, 2000, by and between Convergent Communications, Inc., TPG Convergent I,

                  LLC, Sandler Capital Partners IV, L.P., and Sandler Capital Partners V, L.P.

Exhibit 2         Joint Filing Agreement

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  April 14, 2000.

                                               TPG ADVISORS III, INC.


                                               By:  /s/ Richard A. Ekleberry
                                               Name:  Richard A. Ekleberry
                                               Title:  Vice President


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors, Inc. is true, complete and correct.

Dated:  April 14, 2000.

                                               T3 ADVISORS, INC.


                                               By:  /s/ Richard A. Ekleberry
                                               Name:  Richard A. Ekleberry
                                               Title:  Vice President